[•], 2016

Board of Trustees
C/O Elevation ETF Trust
ALPS Advisors, Inc
1290 Broadway
Suite 1100
Denver, Colorado 80203

Board of Trustees
Cambria ETF Trust
2321 Rosecrans Avenue
Suite 3225
El Segundo, CA 90245

Re:	Agreement and Plan of Reorganization, dated as of [•], 2016 (the “Agreement”), between and among Elevation ETF Trust, a Delaware statutory trust (“Elevation Trust”), on behalf of its series, Dhandho Junoon ETF (the “Target Fund”), and Cambria ETF Trust, a Delaware statutory trust (“Cambria Trust”), on behalf of its series, Dhandho Junoon ETF (the “Acquiring Fund”), and solely for the purposes of Section 9.1 of the Agreement, Dhandho Funds LLC (“Dhandho”).

Ladies and Gentlemen:

You have requested our opinion as to certain U.S. federal income tax consequences of the reorganization of the Target Fund and the Acquiring Fund that will consist of:  (1) the transfer of all of the assets of the Target Fund to the Acquiring Fund and the assumption of all of the liabilities of the Target Fund by the Acquiring Fund in exchange solely for shares of beneficial interest of the Acquiring Fund (“Acquiring Fund Shares”) and cash in lieu of fractional shares, if any; (2) the distribution of Acquiring Fund Shares and cash in lieu of fractional shares, if any to the shareholders of the Target Fund; and (3) followed by the complete liquidation of the Target Fund (the foregoing transactions, collectively, are referred to herein as the “Reorganization”), pursuant to the Agreement.

In rendering our opinion, we have reviewed and relied upon (a) the Agreement, (b) the proxy materials provided to shareholders of the Target Fund in connection with the recently held special meeting of shareholders, (c) certain representations concerning the Reorganization made to us in letters from Elevation Trust and Cambria Trust dated [•], 2016 (collectively, the “Representation Letters”), (d) all other documents, financial and other reports and corporate minutes that we deemed relevant or appropriate, (collectively (a) - (d), the “Documents”) and (e) such statutes, regulations, rulings and decisions as we deemed material with respect to this opinion. We have assumed that the Documents and Representation Letters present all material and relevant facts relating to the Reorganization. All terms used herein, unless otherwise defined, are used as defined in the Agreement.

For purposes of this opinion, we have assumed that the Target Fund on the Closing of the Reorganization will satisfy, and following the Reorganization, the Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as a regulated investment company. We have also assumed the accuracy and completeness of the information contained in the Documents.  As to various matters of fact that are material to this opinion, we have relied, exclusively and without independent verification on the representations and warranties made in the Agreement by the Target Fund and the Acquiring Fund, as being true and correct in all material respects as of the Closing Date.

Boards of Trustees
[•], 2016

Based on the foregoing and provided the specified Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the Agreement and the Representation Letters, it is our opinion, with respect to the Reorganization that:

1.          The acquisition by the Acquiring Fund of all of the assets of the Target Fund, as provided for in the Agreement, in exchange for Acquiring Fund shares and cash in lieu of fractional shares, if any and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund, followed by the distribution by the Target Fund to its shareholders of the Acquiring Fund shares and cash in lieu of fractional shares, if any in complete liquidation of the Target Fund, will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, and the Target Fund and the Acquiring Fund each will be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

2.          No gain or loss will be recognized by the Target Fund upon the transfer of all of its assets to, and assumption of all of its liabilities by, the Acquiring Fund in exchange solely for Acquiring Fund shares pursuant to Section 361(a) and Section 357(a) of the Code or upon the distribution of Acquiring Fund Shares to shareholders of the Target Fund in complete liquidation pursuant to Section 361(c)(1) of the Code.

3.          No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of all of the assets of the Target Fund in exchange solely for the assumption of all of the liabilities of the Target Fund and issuance of the Acquiring Fund shares pursuant to Section 1032(a) of the Code.

4.          The tax basis of the assets of the Target Fund received by the Acquiring Fund will be the same as the tax basis of such assets in the hands of the Target Fund immediately prior to the exchange, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Target Fund upon the exchange pursuant to Section 362(b) of the Code.

5.          The holding periods of the assets of the Target Fund in the hands of the Acquiring Fund will include the periods during which such assets were held by the Target Fund pursuant to Section 1223(2) of the Code.

6.          No gain or loss will be recognized by the shareholders of the Target Fund upon the exchange of all of their Target Fund shares for the Acquiring Fund shares (including fractional shares, if any to which they may be entitled, except with respect to cash in lieu of fractional shares, if any) pursuant to Section 354(a) of the Code.

7.          The aggregate tax basis of the Acquiring Fund shares received by a shareholder of the Target Fund (including fractional shares, if any to which they may be entitled) will be the same as the aggregate tax basis of the Target Fund shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

Boards of Trustees
[•], 2016

8.          The holding period of the Acquiring Fund shares received by a shareholder of the Target Fund (including fractional shares, if any to which they may be entitled) will include the holding period of the Target Fund shares exchanged therefor, provided that the shareholder held the Target Fund shares as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code.

9.          The Acquiring Fund will succeed to and take into account the items of the Target Fund described in Section 381(c) of the Code.

No opinion is expressed as to the effect of the Reorganization on the Target Fund, the Acquiring Fund or any shareholder of the Target Fund with respect to any asset as to which unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting.

This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof.  It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service or the courts.  Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court.  Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively.  We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

Our opinion is conditioned upon the performance by Elevation Trust and Cambria Trust of their respective undertakings in the Agreement and the Representation Letters.

Our opinion addresses only the specific federal income tax consequences of the Reorganization set forth above and does not address any other U.S. federal, or any state, local, or foreign, tax consequences of the Reorganization or any other action (including any taken in connection therewith). This opinion is being rendered to Elevation Trust, on behalf of the Acquiring Fund, and to Cambria Trust, on behalf of the Target Fund, and may be relied upon only by Elevation Trust, Cambria Trust, the Target Fund, and the Acquiring Fund and may not be relied on for any purpose by any other person without express written consent.

Very truly yours,

Morgan, Lewis & Bockius LLP